UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MONAKER GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

609011200

(CUSIP Number)

Donald P. Monaco

2893 Executive Park Drive, Suite 201

Weston, Florida 33331

Telephone: 630-728-5571

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609011200

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monaco Investment Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Illinois, USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 822,302 shares of Common Stock
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 822,302 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,302 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP No. 609011200

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald P. Monaco Insurance Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Illinois, USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 934,224 shares of Common Stock
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 934,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO

CUSIP No. 609011200

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald P. Monaco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,926,534 shares of Common Stock
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,926,534 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,926,534 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP No. 609011200

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2016, as amended by Amendment No. 1 thereto filed with the Commission on March 9, 2017 and Amendment No. 2 thereto filed with the Commission on August 15, 2017 (collectively, the “Schedule 13D”), by Monaco Investment Partners II, LP, an Illinois limited partnership (“MI Partners”), the Donald P. Monaco Insurance Trust, an Illinois trust (the “Trust”), and Donald P. Monaco, an individual (“Monaco”). Each of the foregoing are referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.00001 par value per share (“Common Stock”) of Monaker Group, Inc. (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 2893 Executive Park Drive, Suite 201, Weston, Florida 33331.

On May 12, 2012, the Issuer effected a 1:500 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

On June 25, 2015, the Issuer effected a 1:50 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

On February 12, 2018, the Issuer effected a 1:2.5 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

Item 3. Source of Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On December 12, 2017, the Issuer received $105,000 from MI Partners and issued MI Partners 21,000 shares of Common Stock in connection with the exercise of a warrant which had an exercise price of $5.00 per share.

On January 12, 2018, the Trust exercised warrants to purchase 24,800 shares of Common Stock at an exercise price of $5.25 per share and was issued 24,800 shares of Common Stock.

On January 12, 2018, the MI Partners exercised warrants to purchase 19,000 shares of Common Stock with an exercise price of $5.00 per share and was issued 19,000 shares of Common Stock.

On January 12, 2018, the Trust was issued 826 shares of Common Stock pursuant to the anti-dilution provisions of the Common Stock and Warrant Purchase Agreement entered into between the Issuer and the purchasers named therein (including the Trust) dated July 31, 2017 (the “Purchase Agreement”), as a result of the Issuer issuing shares of Common Stock below the $5.00 price per share of the securities sold pursuant to the Purchase Agreement.

On January 15, 2018, the Trust was granted warrants to purchase 7,700 shares of Common Stock at an exercise price of $5.25 per share as partial liquidated damages for the delay in obtaining an uplisting for the Issuer’s Common Stock to the NASDAQ Capital Market, pursuant to the terms of the Purchase Agreement.

On January 29, 2018, the Trust was issued 72 shares of Common Stock pursuant to the anti-dilution provisions of the Purchase Agreement, as a result of the Issuer issuing shares of Common Stock below the original $5.00 per share of the securities sold pursuant to the Purchase Agreement.

CUSIP No. 609011200

On March 1, 2018, the Trust was issued 259 shares of Common Stock as partial liquidated damages for the continued delay, through February 22, 2018, in obtaining an uplisting of the Issuer’s Common Stock to the NASDAQ Capital Market (which occurred on February 22, 2018), pursuant to the terms of the Purchase Agreement.

Pursuant to the anti-dilution provisions of the Purchase Agreement, on February 22, 2018, the exercise price of all of the un-exercised warrants previously granted to the purchasers under and pursuant to the Purchase Agreement were automatically reduced to $5.09 per share.

On December 1, 2018 and December 11, 2018, Monaco was issued 40,000 and 100,000 shares of Common Stock, respectively, by the Issuer, in consideration for past services rendered to the Issuer.

Effective on March 5, 2019, the Issuer entered into a First Amendment to Warrant agreement with the Trust, which lowered the exercise price of warrants to purchase 35,750 shares of Common Stock to $2.85 per share in consideration for the immediate exercise thereof for cash, and 35,750 shares of Common Stock were issued to the Trust in connection with such exercise.

On March 4, 2019, the Issuer issued 35,750 shares of Common Stock to Monaco in consideration for past service by Monaco on the Board of Directors of the Issuer for the quarter ended February 28, 2019, and as serving as Chairman of the Board of Directors of the Issuer during the quarter ended February 28, 2019.

On April 29, 2019, the Trust purchased 75,000 shares of Common Stock from the Issuer in an underwritten public offering for $2.00 per share.

On August 13, 2019, the Issuer issued 7,500 shares of Common Stock to Monaco in consideration for past service by Monaco on the Board of Directors of the Issuer for the quarter ended May 31, 2019, and as serving as Chairman of the Board of Directors of the Issuer during the quarter ended May 31, 2019.

On September 3, 2019, the Issuer issued 7,500 shares of Common Stock to Monaco in consideration for past service by Monaco on the Board of Directors of the Issuer for the quarter ended August 31, 2019, and as serving as Chairman of the Board of Directors of the Issuer during the quarter ended August 31, 2019.

On December 4, 2019, the Issuer issued 7,500 shares of Common Stock to Monaco in consideration for past service by Monaco on the Board of Directors of the Issuer for the quarter ended November 30, 2019, and as serving as Chairman of the Board of Directors of the Issuer during the quarter ended November 30, 2019.

Item 5. Interest in Securities of the Issuer

(a)

As of the close of business on January 3, 2020, the Reporting Persons beneficially own in aggregate 1,926,534 shares of Common Stock, representing 14.8% of the outstanding Common Stock.

As of the close of business on January 3, 2020, MI Partners beneficially owns in aggregate 822,302 shares of Common Stock, representing 6.3% of the outstanding Common Stock. By virtue of his relationship with MI Partners discussed in further detail in Item 2, Monaco is deemed to beneficially own the securities beneficially owned by MI Partners.

As of the close of business on January 3, 2020, the Trust beneficially owns in aggregate 934,224 shares of Common Stock, representing 7.2% of the outstanding Common Stock. By virtue of his relationship with the Trust discussed in further detail in Item 2, Monaco is deemed to beneficially own the securities beneficially owned by the Trust.

The percentages of ownership described above are based on 13,039,339 shares of Common Stock outstanding as of January 3, 2020, as confirmed by the Issuer’s transfer agent.

CUSIP No. 609011200

(b)	Monaco may be deemed to have shared power with MI Partners and the Trust, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by MI Partners and the Trust, respectively.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	N/A.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2020

Monaco Investment Partners II, LP

By:	Donald P. Monaco, General Partner
/s/ Donald P. Monaco
Donald P. Monaco

Donald P. Monaco Insurance Trust

/s/ Donald P. Monaco
Donald P. Monaco Trustee

/s/ Donald P. Monaco
Donald P. Monaco

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.